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09057479

03 2009

Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67726

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson Partners Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Stamford Plaza, 281 Tresser Boulevard, Suite 1520
(No. and Street)

Stamford, Connecticut 06901
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Y. Koren, Designated Principal (203) 569-1919
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kresch & Gerbasi LLP
(Name – *if individual, state last, first, middle name*)

250 West 57th Street, New York, New York 10107
(Address) (City)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Y. Koren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hudson Partners Securities LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

John Y. Koren, Designated Principal

Title

Notary Public

ALINA S. ANDERSEN
NOTARY PUBLIC
STATE OF CONNECTICUT
My Commission Expires
December 31, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRESCH & GERBASI LLP
CERTIFIED PUBLIC ACCOUNTANTS
250 WEST 57TH STREET
NEW YORK, N.Y. 10107

ROBERT B. KRESCH, CPA
NICHOLAS J. GERBASI, CPA

(212) 757-4760
FAX: (212) 262-9653

INDEPENDENT AUDITOR'S REPORT

Hudson Partners Securities LLC
Stamford, CT

We have audited the accompanying balance sheet of Hudson Partners Securities LLC as of December 31, 2008, and the related statements of income and member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Partners Securities LLC as of February 17, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Kresch & Gerbasi LLP

New York, NY

February 17, 2009

HUDSON PARTNERS SECURITIES LLC
BALANCE SHEET
AS AT DECEMBER 31, 2008

ASSETS

Current Assets:	
Cash in Banks	$72,388
Total Current Assets	72,388
TOTAL ASSETS	$72,388

LIABILITIES AND MEMBER'S EQUITY

Total Liabilities	$0
Member's Equity	72,388
TOTAL LIABILITIES AND MEMBER'S EQUITY	$72,388

The accompanying notes to financial statements are an integral part of these statements.

HUDSON PARTNERS SECURITIES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenue:	Fee Income - Note 2	$11,630,352
	Interest Income	$333
	Total Revenue	11,630,685
Expenses:	Parent Company Expense Sharing Payment - Note 1	768,891
	Parent Company Monthly Expense Payment - Note 1	9,677
	Payments to Registered Representatives - Note 2	10,776,000
	Professional Fees	12,564
	Bank Charges and Fees	220
	Fidelity Bond Insurance	808
	Securities Dealer Filing Fees	10,137
	Total Expenses	11,578,297
NET INCOME		$52,388

The accompanying notes to financial statements are an integral part of these statements.

HUDSON PARTNERS SECURITIES LLC
STATEMENT OF MEMBER'S EQUITY
DECEMBER 31, 2008

Balance, Beginning	$0
Member's Contribution	20,000
Net Income	52,388
BALANCE, DECEMBER 31, 2008	$72,388

The accompanying notes to financial statements are an integral part of these statements.

HUDSON PARTNERS SECURITIES LLC
STATEMENT OF CASH FLOWS
FO THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:	
Net Operating Income	$52,388
Cash Flows from Financing Activities:	
Initial Contribution from Parent	20,000
Net Change in Cash and Cash Equivalents	72,388
Cash and Cash Equivalents at Inception	0
CASH AND CASH EQUIVALENTS AT DECEMBER 31, 2008	$72,388

The accompanying notes to financial statements are an integral part of these statements.

AHUDSON PARTNERS SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Nature of Operations

Hudson Partners Securities LLC (the "Company"), a Connecticut limited liability company, was formed on April 23, 2007 and commenced operations on March 12, 2008. The Company is a wholly owned subsidiary of Hudson Partners Group LLC ("The Parent Company"). The Company is a broker dealer registered with FINRA. It maintains its main branch office in the State of Connecticut. In addition the Company is registered in several other states.

Accounting Policies, Business Description

This summary of significant accounting policies of Hudson Partners Securities LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management and they are responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principals generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Method Of Accounting

All assets, liabilities, income and expenses are recorded using the accrual method of accounting.

Income Taxes

No provision for income taxes has been made in the accompanying financial statements as the owners of The Parent Company are individually responsible for reporting income or loss to the extent required by income tax laws and regulations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates and assumptions.

HUDSON PARTNERS SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Note 1: Related Party Transactions

The Company has entered into a fee sharing agreement with The Parent Company, under which the Company does not pay directly for any compensation, rent, accounting, travel and general office expenses. In exchange for paying these expenses, The Parent Company receives a monthly fee of $1,000 plus 90% of the gross revenues.

Note 2: Significant Transactions

The Company has registered representatives who are not affiliated with The Parent Company and are therefore not covered under The Parent Company agreement. These individuals are paid directly by the Company. The amount paid to these individuals in 2008 was $10,776,000. The amount paid to the registered representatives not affiliated with The Parent Company will never be more than the revenue that they are directly responsible for and therefore that revenue will not be included in the fee sharing agreement. For 2008 that revenue was $10,776,028.

Note 3: Minimum Capital Requirements

The Company is subject to the minimum net capital requirements of the Securities and Exchange Act of 1934. At December 31, 2008 the Company had net capital of $72,388 which was $67,388 in excess of the required minimum net capital of $5,000.
(See Supplementary Information attached)

SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2008

HUDSON PARTNERS SECURITIES LLC
NET CAPITAL COMPUTATION IN ACCORDANCE WITH RULE 15c 3-1
DECEMBER 31, 2008

Net Capital Computation

Net Capital Requirement, the Greater of:		$5,000
1/8 of Aggregate Indebtedness	-	
Minimum Dollar Requirement	$5,000	
Net Capital		72,388
Excess (Deficiency) Net Capital		$67,388
Aggregate Indebtedness		0
Ratio of Aggregate Indebtedness to Net Capital		N/A
Ratio of Subordinated Indebtedness to Debt/Equity Total		N/A
120% of Required Net Capital		6,000
Net Capital in Excess of 120% of Required Net Capital		$66,388

Net Capital

Member's Contribution		$20,000
Retained Earnings		52,388
Member's Equity		72,388
Less Adjustments:		
Total Non-Allowable Assets	$ -	
Other Deductions or Charges	-	
Excess Fidelity Bond Deductible	-	-
Total Deductions from Member's Equity		-
Net Capital Before Haircuts on Securities Positions		72,388
Total Haircuts of Securities		-
NET CAPITAL		$72,388

The accompany notes to financial statements are an integral part of these statements.

HUDSON PARTNERS SECURITIES LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Pursuant to Rule 15c 3-3 relating to possession or control requirements, Hudson Partners Securities LLC has not engaged in the clearing or trading of any securities for the year ended December 31, 2008.